Registration Nos. 033-52171/811-07145

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM N1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933/X/

PostEffective Amendment No. 19/X/

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940/X/

Amendment No. 20/X/

T. Rowe Price International Series, Inc.

Exact Name of Registrant as Specified in Charter

100 East Pratt Street, Baltimore, Maryland 21202

Address of Principal Executive Offices

4103452000

Registrant`s Telephone Number, Including Area Code

David Oestreicher

100 East Pratt Street, Baltimore, Maryland 21202

Name and Address of Agent for Service

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

Explanatory Note

This Post-Effective Amendment consists of the following:

1. Facing Sheet of the Registration Statement.

2. Exhibit (h)(1) of Item 28 of the Registration Statement.

3. Registration Statement signature page.

This Post-Effective Amendment is being filed solely to replace the Transfer Agency Agreement previously filed as Exhibit (h)(1) of Item 28 of this Registration Statement on Form N-1A.

This Post-Effective Amendment incorporates by reference the following parts of this Registrant`s Post-Effective Amendment No. 18, filed April 29, 2010.

Part A

Part B

Part C (except for Exhibit (h)(1) of Item 28 and the Signature Page)

PART C
OTHER INFORMATION

Item 28. Exhibits

(h)Other Agreements

(h)(1)Transfer Agency and Service Agreement between T. Rowe Price Services, Inc. and T. Rowe Price Funds, dated January 1, 2010 (filed here with)

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baltimore, State of Maryland, this August 5, 2010.

T. Rowe Price International Series, Inc.

/s/Edward C. Bernard
By:Edward C. Bernard
Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:
Signature	Title	Date
/s/Edward C. Bernard Edward C. Bernard	Chairman of the Board (Chief Executive Officer)	August 5, 2010
/s/Gregory K. Hinkle Gregory K. Hinkle	Treasurer (Chief Financial Officer)	August 5, 2010
* William R. Brody	Director	August 5, 2010
* Jeremiah E. Casey	Director	August 5, 2010
* Anthony W. Deering	Director	August 5, 2010
* Donald W. Dick, Jr.	Director	August 5, 2010
* Karen N. Horn	Director	August 5, 2010
* Theo C. Rodgers	Director	August 5, 2010
/s/Brian C. Rogers Brian C. Rogers	Director	August 5, 2010
* John G. Schreiber	Director	August 5, 2010
* Mark R. Tercek	Director	August 5, 2010
*/s/David Oestreicher David Oestreicher	Vice President and AttorneyInFact	August 5, 2010

Exhibit Index

(h)(1)Transfer Agency and Service Agreement between T. Rowe Price Services, Inc. and T. Rowe Price Funds, dated January 1, 2010